FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1 Name and Address of Reporting Person * WHALEN ARTHUR J (Last) (First) (Middle) 5267 LEESTONE CT (Street 1) (Street 2) SPRINGFIELD VA 22151 (City) (State) (Zip)	2 Date of Event Requiring Statement (Month/Day/Year) 07/01/2002	4 Issuer Name and Ticker or Trading Symbol Halifax Corporation HX	6 If Amendment, Date of Original (Month/Day/Year)
3 IRS Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####
5 Relationship of Reporting Person(s) to Issuer (Check All Applicable) ____ Director ____ 10% Owner X Officer ____ Other (Give Title below) (Specify below) Vice President	7 Individual or Joint/Group Filing (Check Applicable Line) X Filed by One Reporting Person ____ Filed by More Than One Reporting Person

Table I -- Non-Derivative Securities Beneficially Owned

1 Title of Security (Instruction 4)	2 Amount of Securities Beneficially Owned (Instruction 4)	3 Ownership: Direct (D) or Indirect (I) (Instruction 5)	4 Nature of Indirect Beneficial Ownership (Instruction 5)
NONE

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	SEC 1473 (3-99)

FORM 3 (Continued)
Table II -- Derivative Securities Beneficially Owned (Puts, Calls, Warrants, Options, Convertible Securities)

1 Title of Derivative Security (Instruction 4)	2 Date Exercisable and Expiration Date (Month/Day/Year)		3 Title and Amount of Securities Underlying Derivative Security (Instruction 4)		4 Conversion or Exercise Price of Derivative Security	5 Ownership: Direct (D) or Indirect (I) (Instruction 5)	6 Nature of Indirect Beneficial Ownership (Instruction 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	03/02/04	03/02/10	Common Stock	2000	7.56	D
Stock Options	A	05/09/11	Common Stock	2000	2.60	D
Stock Options	B	03/20/12	Common Stock	9000	4.05	D

Explanation of Responses: (A) 25% 5/9/02, 25% 5/9/03, 25% 5/9/04 and 25% 5/9/05 (B) 25% 3/20/04, 25% 3/20/05 and 50% 3/20/06

ARTHUR J WHALEN __________________________ ** Signature of Reporting Person	Jul 3, 2002 ___________ Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	SEC 1473 (3-99)